January 24, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah Sasha Parikh Doris Stacey Gama Tim Buchmiller

Re:	Regentis Biomaterials Ltd. Draft Registration Statement on Form F-1 Submitted November 21, 2024 CIK No. 0001912966

Dear Ms. Gama:

We are writing to submit the responses of Regentis Biomaterials Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 18, 2024, relating to the above Draft Registration Statement on Form F-1 submitted by the Company on November 21, 2024 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Draft Registration Statement on Form F-1

Market, Industry and Other Data, page ii

1.	We note your disclosure that Life Science Intelligence, Inc., the primary source for your market opportunity data included in this prospectus, was commissioned by you to compile this information. Please file the consent of Life Science Intelligence, Inc. as an exhibit to your registration statement pursuant to Rule 436 of the Securities Act.

Response: In response to the Staff’s comment, the Company has removed the market opportunity data that was commissioned by the Company and has replaced it with publicly available sources that were not commissioned by the Company. The Company has revised its disclosure on pages ii and 70, accordingly.

Prospectus Summary

Company Overview, page 1

2.

You make several disclosures regarding the safety and efficacy of your product candidate GelrinC. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidate is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements:

● “...we believe our product offers an effective...with potential long-term efficacy outcomes;”

● “...longer-term efficacy outcomes...;”

● “offers a simple, effective and economic...;” and

● “which conjugates have enhanced biocompatibility, increased safety....”

Response: In response to the Staff’s comment, the Company has revised its disclosure to avoid any conclusory statements regarding safety and efficacy.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”, page 9

3.	We note your disclosure in the fourth bullet point that that you will not be required to conduct an evaluation of your internal control over financial reporting. Please tell us how you have considered Instruction 1 to Item 15 of Form 20-F in determining the period that you are not required to provide management’s report on internal control over financial reporting and revise as appropriate.

Response: In response to the Staff’s comment, the Company has deleted the fourth bullet point on page 9.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Results

Research and Development Expenses, page 63

4.

Your research and development accounting policy appears to include costs associated with regulatory compliance and patent expenses which are prohibited under ASC 730- 10-55-2(i). Please revise or advise.

Response: In response to the Staff’s comment, the Company respectfully notes that it has considered the materiality of such costs associated with regulatory compliance and patent expenses and these costs will be presented as part of general and administrative expenses in the future. Since these costs were deemed to be immaterial in 2023 and 2022 (amounted to $39 thousands for each of the years 2023 and 2022), the Company has not changed its classification for these financial statements.

Emerging Growth Company Status, page 66

5.	You disclose that you report your financial results under IFRS as issued by the IASB and you will not be able use the extended transition period available under the JOBS Act. However, this does not appear to be consistent with your disclosures throughout the filing or the audit report that indicates your financial statements were prepared under U.S. GAAP and that you intend to use the extended transition period. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has deleted the inadvertent reference to IFRS.

Business

Ongoing Pivotal Trial, page 75

6.	You state that currently the Company is midway in enrolling patients in your pivotal trial which initiated in November 2017. Please also state when you plan to complete patient enrollment.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 75 to clarify that it expects to complete the recruitment of patients by the end of 2025. In addition, the Company respectfully notes the existing disclosure on page 76 that mentions that is expects to complete the recruitment of patients by the end of 2025.

Management

Executive Officers and Directors, page 93

7.	You state that upon completion of this offering, Mr. Hazum will be engaged as the full-time Chief Executive Officer of the Company. Please clarify if Mr. Hazum is currently working part-time or full-time for the Company.

Response: In response to the Staff’s comment, the Company confirms that Mr. Hazum is currently working on a full-time basis as Chief Executive Officer of the Company. In order to avoid any confusion, the Company has deleted the statement on page 93 that mentions that “upon completion of this offering, Mr. Hazum will be engaged as the full-time Chief Executive Officer of the Company.”

Engagement Agreements with Executive Officers, page 96

8.	You state that pursuant to your CFO Service Agreement with Shimony, the company will pay Shimony $3,000 per month plus value-added tax for Arie Gordashnikov’s services from such time as the company completes an IPO. Please clarify if Arie Gordashnikov is expected to continue as CFO after the IPO or if you plan to retain a new CFO.

Response: In response to the Staff’s comment, the Company has included additional disclosure on page 96 to clarify that Mr. Gordashnikov is expected to continue as CFO after the IPO.

Certain Relationships and Related Party Transactions

Agreements and Arrangements With, and Compensation of, Directors and Executive

Officers, page 117

9.	You state on page 96 that none of your employment or service provider agreements contain any terms providing for severance benefits. Please also include such statement here and file all employment agreements as exhibits or otherwise advise.

Response: In response to the Staff’s comment, the Company has clarified on page 117 that none of our employment or service provider agreements contain any terms providing for severance benefits. In addition, the Company respectfully notes that pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, as a foreign private issuer that has furnished the compensatory information under Item 402(a)(1) and for which the public filing of the employment agreements is not required in our home country and not otherwise publicly disclosed by us, we are not required to file such employment agreements as exhibits to our registration statement.

Notes to Financial Statements

Note 2: Significant Accounting Policies, page F-8

10.	Please revise to include your accounting policy with regards to grant funding.

Response: In response to the Staff’s comment, the Company has included the accounting policy with regards to grant funding in Note 2 to the Financial Statements.

General

11.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: No such written communications exist at the present. The Company will supplement this response if and when relevant.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Dr. Eli Hazum

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